Please direct replies to zip code 20549-0510


April 28, 2005

via U.S. mail and facsimile

Herman F. Dick, Jr., Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive, P.O. Box 28183
Columbus, Ohio 43228-0183

Re:	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-12505

Dear Mr. Dick:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Consolidated Statements of Cash Flows, page 22

1.	Your cash flow statement should report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Note 7 - Debt and Leases, page 28

2.	Disclose the components of the derivative instruments` gain
or
loss related to the hedges` ineffectiveness and the gain or loss excluded from the assessment of hedge effectiveness. In addition, disclose how the hedging instrument entered into on January 1,
2004
will be assessed for effectiveness. See paragraph 45(b) (1) and 28(a) of SFAS 133 for guidance.

Controls and Procedures, page 37

3.	We note your Chief Executive Officer and Chief Financial
Officer
concluded the Company`s disclosure controls and procedures "...were effective to ensure that information required to be disclosed in the
Company`s reports filed or submitted under the Exchange Act was accumulated and communicated to the Company`s management... as appropriate to allow timely decisions regarding required disclosure."
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. See Exchange Act Rule 13a-15(e). Alternatively, your officers may conclude that the Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

4.	Please disclose any change in internal control over financial reporting identified in connection with your evaluation of disclosure controls and procedures during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Alternatively, you may disclose that no such changes have occurred. See Item 308(c) of
Regulation S-K.

	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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Core Molding Technologies, Inc.
Forms 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE